IMBY, INC.

OFFERING STATEMENT



Issuer Name	IMBY, INC.
Doing Business As	IMBY, INC.
Offering Amount	$60,000 - $124,000
Security Type	Common Stock
Price per Share	$1.00
Shares to be Sold	60,000 – 124,000

COMPANY OVERVIEW

IMBY (in my back yard) is a hyperlocal network for citizen journalism in the Hudson Valley, New York and the Berkshires in Massachusetts. Each site on the network is a different community, and currently there are 32 sites in four counties, on which members publish news, features, opinion pieces, memoir pieces, reviews, events, announcements and more. Our vision is a national network to fulfill the great potential of digital local journalism. Our mission, to help save local journalism and reinvigorate the meaning and role of community with the values of localism, sustainability, and justice.

Company History
We started with a much loved local print quarterly called OURTOWN and published it, first in our own town of Claverack NY, and eventually all of Columbia County, NY for nine years. When we realized how much more we could accomplish in our own region and beyond with a digital citizen journalism model, we launched IMBY, starting with two sites, Claverack, and Hudson, the county seat. Gradually, we added communities, as we received requests for IMBY elsewhere, until we had all eighteen Columbia County towns and two villages online, and later, communities in Berkshire, Greene, and Dutchess counties, all contiguous with Columbia. Citizen-generated content, readership and advertising grew along with our presence until now we get as many as 50-100,000 page views per month with a pool of roughly 100 advertisers. We weathered Covid, although many of our advertisers went out of business.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

Shareholder	Common Stock	Options	Warrants	Total Fully Exercised	% Total Outstanding	% Total Fully Exerc.
Melville, Cameron	133,333.0000	0.0000	0.0000	133,333.0000	3.8463%	3.31%
Melville, Gregg	133,333.0000	0.0000	0.0000	133,333.0000	3.8463%	3.31%
Futterman, Enid	1,279,081.0000	0.0000	0.0000	1,279,081.0000	36.8981%	31.73%
Isaacs, John	1,121,378.0000	0.0000	0.0000	1,121,378.0000	32.3488%	27.82%
Dannis, Max	108,138.0000	0.0000	0.0000	108,138.0000	3.1195%	2.68%
Brandston, Melanie	74,067.0000	0.0000	0.0000	74,067.0000	2.1366%	1.84%
Cheffo, Mark	148,134.0000	0.0000	0.0000	148,134.0000	4.2733%	3.68%
Rachminov, Anna	144,965.0000	0.0000	0.0000	144,965.0000	4.1819%	3.60%
Waldholz, Michael	46,307.0000	0.0000	0.0000	46,307.0000	1.3358%	1.15%
Post, Christopher and Jenny	46,307.0000	0.0000	0.0000	46,307.0000	1.3358%	1.15%
Aldisert, Regina	92,584.0000	0.0000	0.0000	92,584.0000	2.6708%	2.30%
Brackman, Jacob	46,307.0000	0.0000	0.0000	46,307.0000	1.3358%	1.15%
Evans, Sheldon/McMaster, Mar	92,584.0000	0.0000	0.0000	92,584.0000	2.6708%	2.30%
Koplovitz	0.0000	0.0000	100,770.0000	100,770.0000	0.0000%	2.50%
Dwyre	0.0000	0.0000	161,235.0000	161,235.0000	0.0000%	4.00%
LDR (non-dilutable 7.5%)	0.0000	0.0000	302,312.0000	302,312.0000	0.0000%	7.50%
Unallocated Options (N/A)	0.0000	0.0000	0.0000	0.0000	0.0000%	0.00%
TOTAL	3,466,518.0000	0.0000	564,317.0000	4,030,835.0000	100.0000%	100.00%

The above is the only ownership outstanding for the company. The ownership interests of a NJ Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

John Isaacs
Managing Director

Creative direction; site design; financial management.

IMBY, as above, and principal of John Isaacs Design (designing and publishing art books; branding; website design and development).

John Isaacs, Co-Founder/Creative Director, is also President of John Isaacs Design, originally a Manhattan-based design studio specializing in corporate identity and publishing. He conceived and served as managing editor of Lapis magazine, a groundbreaking and award-winning quarterly survey of social, cultural, and philosophical trends, and in 2004 co-founded, published, and designed OURTOWN. Since 2001 he has served as a director of WhiteBox, the alternative art space in Manhattan, and has been engaged in the development, design, and publication of numerous books on contemporary art and artists for galleries, museums, and publishers including Abrams, Charta, Hatje Cantz, The MIT Press, and Steidl, and his

own imprint. John Isaacs Design has also designed websites for a wide range of clients, and provided pro-bono services to numerous local nonprofits. (Isaacs received a Graphis Gold award for his design of the pioneering local currency, BerkShares).

Enid Futterman
Editor

Editorial direction; citizen editor; corporate management; advertising sales and management.

Enid Futterman, Co-Founder/Editorial Director, had a long career in the advertising industry, as Senior Copywriter and Vice-president of Grey Advertising, followed by freelance stints for several big New York agencies. She received every major award, including multiple Clios and a Silver Lion from Cannes. Futterman is the author of memorable taglines, including the by-now vernacular "Friends Don't Let Friends Drive Drunk". Her journalism career, which began as Editor-in-chief of her college newspaper, and a liberal arts/journalism degree from Douglass College of Rutgers University, came full circle to co-publishing and editing IMBY's print predecessor OURTOWN. She holds an MFA in Musical Theater Writing from NYU and is an internationally-produced, award-winning lyricist-librettist, as well as a published writer of fiction.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

 Marketing and salaries.

Marketing strategy (e.g. video production; PR; ad spend; social media/SEO strategists; social media spend; merchandise; events; printed material) will raise IMBY's public profile and participation by readers, contributors and advertisers. Up to now, all of that has been handled by the two of us, which not only spreads us too thin, but can only achieve so much. Hiring consultants in their respective fields will up our game hugely.

Hiring citizen editors (one or two per county) to be the face of IMBY in their back yards. They will encourage and expand citizen journalism in their communities by suggesting stories, editing where needed or wanted, and writing their own stories, as well as picking the low hanging fruit of cultural institutions, activist and political organizations, and local governments, school districts, and businesses. Again, up to now, all this has been handled by the principals.
Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Working capital	$24,800
Hiring	$62,000
Development & Marketing	$37,200

Total	$124,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>You Might Lose Your Money</u>

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a equity is not like that at all. The ability of the Company to give you your money back, depends on a number of factors, including many beyond our control.

<u>COVID-19 Might Have a Negative Material Effect on the Company</u>

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

<u>Competition</u>

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

<u>Licensing Risk</u>

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Price Might Not Adequately Compensate For Risk

Theoretically, the price paid by a company should compensate the investor for the level of risk the investor is assuming. There is no certainty that the price paid on your shares will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of stock, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy stock) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your investment.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a stock. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Shares

The law prohibits you from selling your shares (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your shares for its full term.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the

management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Shares will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to

protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$60,000.00	$124,000.00
Less: Intermediary Fee*	- $4,700.00	- $8,940.00
Net Proceeds	$55,300.00	$115,600.00

* Applied at a marginal-rate based upon amount raised:
        Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in the Company and how an investor's transaction and delivery of securities will be completed.

a.   *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with IMBY, INC., LLC ("Share Purchase Agreement") by way of the investor's electronic signature.
a.   *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

a.   *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

a.   *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

a.   *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First-Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 124,000 shares of Common Stock.

Voting Rights - One vote per Share

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and

disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. Hov.rever, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Share Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

0.   How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding shares.

0.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the shares were determined by the Owner based on the Owner's opinion about the value of the project.

0.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

0.   What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of their shares.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the investors.

6.   What other exempt offerings has the issuer conducted within the past three years?

In June 2023, the business raised $50,525.53 through Reg CF and sold 11,228 in common stock securities.

7.   The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently

proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      i.   *any director or officer of the issuer;*

      ii.   *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*

      iii.   *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*

      iv.   *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
American Express	$1,786.72	24.99%	12/31/2024	$ 150.00
Columbia Economic Development Corp	$4,512.45	3.75%	05/16/2025	$ 275.00
US Small Business Administration	$3,800.00	3.75%	06/05/2050	$ 19.00
Total Balance	$10,099.17			$444.00

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023
Cash & Equivalents	87,814	66,986
Accounts Receivable	-	-
Fixed Assets	133,853	133,861
Other Assets	-	-
TOTAL ASSETS	**221,667**	**200,847**
LIABILITIES & EQUITY		
Accounts Payable	-	-
ST-Debt Payable	1,146	1,558
LT-Debt Payable	21,200	7,200
TOTAL LIABILITIES	**22,346**	**8,758**
Retained Earnings	223,048	198,893
Net Income	(23,727)	(6,804)
TOTAL OWNER'S EQUITY	**199,321**	**192,089**
TOTAL LIABILITIES & EQUITY	**221,667**	**200,847**

Income Statement

INCOME	2022	2023
Total Revenue	17,905	18,098
Cost of Goods Sold	-	8,357
GROSS PROFIT	**17,905**	**9,741**
Operating Expenses	41,632	16,546
NET INCOME	**(23,727)**	**(6,804)**

Statement of Cash Flows

	2022	2023
NET INCOME (LOSS)	(23,727)	(6,804)
CASH FLOW ACTIVITIES		
Net Cash from Operations	16,147	(17)
Net Cash from Investing	-	(7)
Net Cash from Financing	105,900	(14,000)
NET INCREASE (DECREASE) IN CASH	98,320	(20,828)

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      i) at the time of the filing of this offering statement bars the person from:

a) association with an entity regulated by such commission, authority, agency or officer;
b) engaging in the business of securities, insurance or banking;
c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
     i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
     ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United

States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

IMBY, INC. / TERM SHEET

This TERM SHEET sets forth the proposed terms and conditions for Equity Participation in Imby, Inc., a New York corporation.

This TERM SHEET is for discussion purposes only and is not intended to impose• any legal obligation on any party.

1. Purchase of Interests

Cameron Melville, hereinafter THE PURCHASER, would acquire from Imby, Inc., hereinafter THE COMPANY, the following properties and assets:

Percentage of shares in the Company, whose total valuation as of June 28, 2023 is $2.5 million. Exact percentage of ownership will be determined upon full completion of fundraising round.

The properties and assets purchased are hereinafter referred to as the ASSIGNED ASSETS.

2. Purchase Price

In consideration of the transfer and sale by the Company of the Assigned Interests to the Purchaser, the Purchaser has paid $104,000 totheCompany and is paid in full.

3. Representations and Warranties

(a)   The Purchaser and the Company will comply with applicable law in the performance of the above transaction;

(b)   The Company has good title and ownership over the Assigned Interests;

(c)   The Company guarantees that the Assigned Interests are free from any obligations and defects;

(d)   There is no pending Proceeding that has been commenced against the Company and the Purchaser that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions.

(e)   The Purchaser or the Company, under no circumstances, shall make any public disclosure about the transaction prior to the Closing. Any such disclosure at or after the Closing must be mutually agreeable to both parties, provided, however, that nothing in this provision will prevent the Company from fulfilling any legal disclosure obligations.

4.   Closing Date

The necessary steps to reach a Closing would be completed by September 5, 2023. Closing Date may be subjected to extension or postponement by mutual agreement of the parties.

5.   Governing Law

This Term Sheet shall be governed by and construed in accordance with the laws of the State of New York.

6.   Accounting Matters

The Company's Accountant will prepare financial statements in accordance with GAAP. The financial statements of the Company will be audited prior to Closing.

EXHIBIT B – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

John Isaacs

_____

John Isaacs

IMBY, INC.